UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SIMON WORLDWIDE, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

828 815 100

(CUSIP Number)

Robert P. Bermingham
The Yucaipa Companies
9130 West Sunset Boulevard
Los Angeles, California 90069
(310) 228-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Burkle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 41,763,668 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 41,763,668 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,763,668 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.5% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OA3, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 41,763,668 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 41,763,668 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,763,668 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.5% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Multi-Accounts, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 41,763,668 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 41,763,668 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,763,668 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.5% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Overseas Toys, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 41,763,668 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 41,763,668 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,763,668 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.5% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

This Amendment No. 9 to the Statement on Schedule 13D (this “Amendment No. 9”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 1999, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on July 14, 2000, Amendment No. 2 to the Schedule 13D filed with the SEC on April 18, 2005, Amendment No. 3 to the Schedule 13D filed with the SEC on September 24, 2008, Amendment No. 4 to the Schedule 13D filed with the SEC on October 14, 2010, Amendment No. 5 to the Schedule 13D filed with the SEC on October 25, 2010, Amendment No. 6 to the Schedule 13D filed with the SEC on November 1, 2010, Amendment No. 7 to the Schedule 13D filed with the SEC on December 10, 2010, and Amendment No. 8 to the Schedule 13D filed with the SEC on June 3, 2013 (as so amended, the “Schedule 13D”), and relates to the common stock, $0.01 par value per share (the “Common Stock”), of Simon Worldwide, Inc. (formerly, Cyrk, Inc.), a Delaware corporation (“Simon”).  The principal executive offices of Simon are located at 18952 MacArthur Boulevard, Irvine, California 92612.

Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 9) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information (which updates and replaces the information contained in Item 3 of Amendment No. 8 to the Schedule 13D):

The information set forth below in Item 4 is hereby incorporated by reference in response to this Item 3.

The maximum total amount of funds that would be required by Overseas Toys to purchase all of the shares of Common Stock offered by Simon pursuant to the Rights Offering described in Item 4, if such Rights Offering is consummated and assuming that Overseas Toys is the only exercising shareholder in the Rights Offering and no other shareholder exercises any Rights in the Rights Offering, is estimated to be $5,009,482.80.  Overseas Toys anticipates that it will obtain all funds required for it to purchase shares of Common Stock pursuant to the Rights Offering from Ronald Burkle, an affiliate of Overseas Toys, whom Overseas Toys anticipates will (i) obtain such amounts from personal funds and (ii) contribute such funds to Overseas Toys as a capital contribution.

Item 4.	Purpose of Transaction

The disclosure in Item 4 is hereby amended and supplemented to add the following information (which updates and replaces the information contained in Item 4 of Amendment No. 8 to the Schedule 13D):

On August 28, 2013, Simon commenced an offering of subscription rights (the “Rights Offering”) to purchase shares up to 23,854,680 shares of Common Stock at $0.21 per share (the “Rights”) to its stockholders which, if fully subscribed, would result in gross proceeds to Simon of $5,009,482.80. As previously disclosed in Amendment No. 8 to the Schedule 13D, Overseas Toys indicated to Simon following the announcement of Simon’s intention to launch the Rights Offering but prior to Simon’s determination of the subscription price for the Rights Offering that, subject to the subscription price of the Rights being set at an amount acceptable to Overseas Toys, it intended to exercise in full all of the Rights issued to it under the pro rata basic subscription Rights and to subscribe for the maximum number of additional shares of Common Stock pursuant to the over-subscription privilege with respect to the Rights that Overseas Toys may be entitled to purchase. Given that Simon has commenced the Rights Offering at a subscription price of $0.21 per share and Overseas Toys has reviewed and considered the final terms of the Rights Offering, Overseas Toys hereby confirms its intent to exercise, on or prior to the scheduled September 27, 2013 expiration date for the Rights Offering, all of the Rights issued to it under the pro rata basic subscription Rights and to subscribe for the maximum number of additional shares of Common Stock pursuant to the over-subscription privilege with respect to the Rights that Overseas Toys may be entitled to purchase in accordance with the Rights Offering procedures set forth by Simon.  Accordingly, Overseas Toys intends to subscribe to purchase all of the 23,854,680 shares of Common Stock being offered in the Rights Offering, less the amount of any such shares that are purchased by other holders of the Rights pursuant to the Rights Offering.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented to add the following information: The information set forth above in Item 4 is hereby incorporated by reference in response to this Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2013

OVERSEAS TOYS, L.P.
By: Multi-Accounts, LLC
Its: General Partner

	By:	OA3, LLC
	Its:	Managing Member

By:		/s/ Ronald W. Burkle
Its:		Managing Member

MULTI-ACCOUNTS, LLC
By: OA3, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
	Its:	Managing Member

OA3, LLC
By:	/s/ Ronald W. Burkle
Its:	Managing Member

/s/ Ronald W. Burkle
Ronald W. Burkle